


12062559

SECURITI[illegible])N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-009698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/11 (MM/DD/YY) AND ENDING 05/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BELLAMAH, NEUHAUSER & BARRETT, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Georgia Avenue, Suite 500
(No. and Street)

Silver Spring, MD 20901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew R. Bellamah (301) 562-7300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375 WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Andrew R. Bellamah, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Bellamah, Neuhauser & Barrett, Inc., as of May 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

____
Signature

PRESIDENT
____
Title



AJUOLACHI P. NWOGA
NOTARY
PUBLIC
MONTGOMERY CO. MD

AJUOLACHI P. NWOGA
Notary Public, State of Maryland
County of Montgomery
My Commission Expires November 20, 2012

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLAMAH, NEUHAUSER & BARRETT, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MAY 31, 2012 AND 2011

BELLAMAH, NEUHAUSER & BARRETT, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
MAY 31, 2012 AND 2011

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

We have audited the accompanying statement of financial condition of Bellamah, Neuhauser & Barrett, Inc. (the Company) as of May 31, 2012 and 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TBC Securities, LLC at May 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.



Washington, DC
July 27, 2012

BELLAMAH, NEUHAUSER & BARRETT, INC.
STATEMENTS OF FINANCIAL CONDITION
AT MAY 31, 2012 AND 2011

ASSETS

	2012	2011
Cash	$ 49,672	$ 149,373
Receivable from Clearing Organization	31,334	21,796
Securities Owned	2,736,805	2,758,358
Deposit with Clearing Organization	100,000	100,000
Receivable from Affiliate	-	273,826
Furniture, Fixtures, and Equipment	12,421	17,516
Other Assets	1,039	75,085
Total Assets	$ 2,931,271	$ 3,395,954

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 67	$ 59,561
STOCKHOLDERS' EQUITY		
Common Stock (50,950 shares issued; 23,525 shares outstanding)	75,000	75,000
Additional Paid-In Capital	85,203	85,203
Retained Earnings	6,328,939	6,734,128
Treasury Stock (27,698 shares at cost)	(3,557,938)	(3,557,938)
Total Stockholders' Equity	2,931,204	3,336,393
Total Liabilities and Stockholders' Equity	$ 2,931,271	$ 3,395,954

NOTE 1 – ORGANIZATION AND NET CAPITAL

The Company is a registered securities broker/dealer under the Securities Exchange Act of 1934 and is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At May 31, 2012, the firm's ratio of aggregate indebtedness to net capital was .00 to 1 and net capital was $2,784,019 as compared to the required minimum net capital of $250,000.

During the year ended May 31, 2012 the Company transferred substantially all of its securities activities to another broker/dealer.

NOTE 2 – METHOD OF ACCOUNTING

The Company uses the accrual method of accounting. Security transactions are recorded on settlement date. Securities owned and sold, not yet purchased are shown at market value with any change in unrealized appreciation or depreciation included currently in income.

NOTE 3 – CASH AND CASH EQUIVALENTS

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2012 and 2011, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

NOTE 4 – FIXED ASSETS

Fixed assets (furniture, equipment, and leasehold improvements) are included in other assets net of their original cost less accumulated depreciation and amortization. At May 31, 2012, total fixed assets were $62,576 and accumulated depreciation and amortization was $50,155. At May 31, 2011, total fixed assets were $62,576 and accumulated depreciation and amortization was $45,060. Depreciation is determined, primarily, by using the double declining balance method. Amortization is determined using the straight-line method.

NOTE 5 – USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 6 – LEASE COMMITMENTS AND RENT EXPENSE

The Company is no longer leasing office space.

NOTE 7 – OTHER ASSETS

Other Assets at May 31, 2012 includes $1,039 prepaid expenses. Other Assets at May 31, 2011 includes $14,142 prepaid expenses, $60,000 12b-1 fees receivable and $943 accrued interest receivable.

NOTE 8 – MARKETABLE SECURITIES

All marketable securities owned by the Company are held by its correspondent or by the fund in the case of certain mutual funds. Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2012	2011
Marketable Securities Owned:		
State and Municipal Obligations	$ 204,640	$ 51,855
Corporate Obligations	75,777	6,255
Money Market Mutual Funds	1,968,300	91,923
Corporate Stocks, Warrants, and Options	488,088	2,608,325
Total	$ 2,736,805	$ 2,758,358

NOTE 9 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 10 – INCOME TAXES

The Company has elected to be treated as an S Corporation for federal income tax purposes and therefore is not subject to federal income tax. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 11 – PROFIT SHARING PLAN

The Company has a profit sharing plan, established on April 16, 1961. Employees meeting certain service requirements are eligible to participate and contributions by the Company are discretionary. The Company made no contribution for the years ended May 31, 2012 and 2011.

NOTE 12 – OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 13 – RECEIVABLE FROM AFFILIATE

At May 31, 2011 the Company had a note receivable from an entity wholly owned by a shareholder. This entity operates a commercial office building which the company leased and occupies a portion of for its operations. The balance due was $273,826 at May 31, 2011. In 2012 the remaining balance was paid.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 27, 2012, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.